10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Press Release

Ur-Energy Completes Agreement to Acquire Property Interests Adjacent to Lost Creek

Littleton, Colorado (PR Newswire – February 29, 2012) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG) (“Ur-Energy” or the “Company”) is pleased to report that the Company’s wholly-owned subsidiary NFU Wyoming, LLC has completed an Asset Exchange Agreement (the “Agreement”) with Uranium One Americas, Inc. (“Uranium One”) which provides for the transfer to Ur-Energy of specific federal unpatented mining claims and State of Wyoming Mineral Leases (the “Property Interests”) located adjacent to Ur-Energy’s Lost Creek Property. In accordance with the terms of the Agreement, the specified Property Interests, associated mineral rights and related data are to be exchanged for the Company’s Southwest Powder River Basin drill hole database package (the “Database”).

Ur-Energy President and CEO Wayne Heili stated, “This Agreement to exchange Wyoming assets between Ur-Energy and Uranium One represents a true “win-win” arrangement. The acquired property interests fit well with Ur-Energy’s corporate strategy of expanding the resource base available for processing at the Lost Creek facility while the database will be useful to Uranium One with respect to its Allemand-Ross project in Wyoming’s Powder River Basin.”

The Property Interests

The Property Interests being conveyed to Ur-Energy are contiguous with the southeast, north and southwest boundaries of the Company’s Lost Creek Project which is licensed by the US Nuclear Regulatory Commission (“US NRC”) and permitted with the Wyoming Department of Environmental Quality. The Property Interests comprise two Wyoming State Mineral Leases and one hundred seventy-five federal mining claims, collectively totalling approximately 5,250 acres (2,124 hectares). Combined with the Company’s current property holdings, the Lost Creek Property will include over 39,000 contiguous acres (15,783 hectares) when the transaction is completed.

In addition, Uranium One will provide certain geologic data files related to the area in which the State Mineral Leases and federal mining claims are located. Prior to entering into this Agreement, Ur-Energy already possessed a database containing approximately 1,000 historic drill holes within the area of the Property Interests. Ur-Energy’s technical team plans to use the available historic drill data to determine a resource for the newly acquired Property Interests and expects to incorporate those resources into an updated NI 43-101 report for the Lost Creek Property.

The Database

In consideration for the Property Interests, Uranium One will acquire a geologic database containing over 3,000 unique drill hole logs, greater than 200 report maps, cross-sections and reports covering an area of interest in Converse County, Wyoming that includes Uranium One’s Allemand-Ross project.

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., whether and to what extend the property interests will fit with Ur-Energy’s strategy of expanding the resource base available to the Lost Creek facility; the timing and results of an updated NI 43-101 report utilizing the historic drill results on the new property) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.